EXHIBIT 11.1

PAYLESS SHOESOURCE, INC. AND SUBSIDIARIES
COMPUTATION OF NET EARNINGS (LOSS) PER SHARE
(UNAUDITED)

	13 Weeks Ended		39 Weeks Ended
(dollars and shares in thousands, except per share)	October 30, 2004	November 1, 2003	October 30, 2004	November 1, 2003
Diluted Computation:
Net earnings (loss)	$6,564	$(2,168)	$24,027	$17,107
Weighted average common shares outstanding	68,004	68,050	67,975	68,020
Net effect of dilutive stock options and unearned restricted stock based on the treasury stock method	35	—	60	46

Outstanding shares for diluted earnings (loss) per share	68,039	68,050	68,035	68,066

Diluted earnings (loss) per share	$0.10	$(0.03)	$0.35	$0.25

Basic Computation:
Net earnings (loss)	$6,564	$(2,168)	$24,027	$17,107
Weighted average common shares outstanding	68,004	68,050	67,975	68,020

Basic earnings (loss) per share	$0.10	$(0.03)	$0.35	$0.25

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share include the effect of conversions of stock options and unearned restricted stock. The calculation of diluted earnings (loss) per share for the thirteen-week and thirty-nine-week periods ended October 30, 2004, excludes the impact of 7,898,570 and 7,895,231 stock options, respectively, because to include them would be anti-dilutive.

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